UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

1-for-25 Reverse Share Split

On November 9, 2022, Babylon Holdings Limited (“Babylon”) issued a press release announcing that Babylon’s Board of Directors has approved a reverse share split of its Class A ordinary shares at a 1-for-25 conversion ratio, that the reverse share split will be effective on December 15, 2022, and that the Class A ordinary shares are expected to begin trading on the New York Stock Exchange on a post-split basis on December 16, 2022. The press release is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press release, dated November 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: November 9, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer